SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number 001-33535

China Kanghui Holdings

(Translation of Registrant’s Name Into English)

No.1-8 Tianshan Road, Xinbei District

Changzhou, Jiangsu Province 213022, People’s Republic of China

(86-519) 8519-5556

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Kanghui Holdings

By:	/S/ JUNWEN WANG
Name:	Junwen Wang
Title:	Chief Financial Officer

Date: August 8, 2011

CHINA KANGHUI HOLDINGS

No.1-8 Tianshan Road

Xinbei District

Changzhou, Jiangsu Province 213022, People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON September 5, 2011

On September 5, 2011, China Kanghui Holdings, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at the offices of O’Melveny & Myers LLP, 31/F, AIA Central, 1 Connaught Road Central, Hong Kong, at 2:00 p.m. local time for the following purposes:

1.	Re-election of Mr. Yikang Jiang as a Class A director of the Company.

2.	Re-Election of Mr. Jun Du as a Class A director of the Company.

3.	Re-Election of Ms. Shuchun Gao as a Class A director of the Company.

4.	Appointment of Ernst & Young Hua Ming as independent auditor of the Company for the fiscal year ending December 31, 2011.

5.	Amendment of the 2010 Share Incentive Plan to increase share limit.

6.	To transact any such other business that may properly come before the meeting.

You can find more information about each of these items, including the nominees for re-election as directors, in the attached proxy statement. The Notice of the Annual General Meeting of Shareholders, the proxy statement and a copy of the Company’s 2010 Annual Report are also available through our website at http://ir.kanghui.com. Only shareholders of record at the close of business on July 25, 2011 (“Shareholders”) can vote at this meeting or at any adjournment that may take place.

We cordially invite all Shareholders and holders of record of registered American Depositary Shares (“ADSs”) at the close of business on July 25, 2011, 2011 to attend the annual general meeting in person. However, a Shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such Shareholder. A proxy need not be a Shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy (if you hold ordinary shares) or Voting Instruction Card (if you hold ADSs), together with any power of attorney or other authority under which it is signed, as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy or Voting Instruction Card is revocable in accordance with the procedures set forth in the proxy statement. You should return your proxy to the attention of Yuenching Miao, Investor Relations, China Kanghui Holdings, No.1-8 Tianshan Road, Xinbei District Changzhou, Jiangsu Province 213022, People’s Republic of China. You should return your Voting Instruction Card to Citibank, N.A. The proxy or Voting Instruction Card must be returned as soon as possible and arrive no later than 48 hours prior to the meeting.

By Order of the Board of Directors,

Yikang Jiang
Chairman of the Board

August 2, 2011

Depositary’s Notice of

Annual General Meeting of

CHINA KANGHUI HOLDINGS

ADSs:	American Depositary Shares (“ADSs”).
ADS CUSIP No.:	16890V100.
ADS Record Date:	July 25, 2011.
Meeting Specifics:	Annual General Meeting of Shareholders - September 5, 2011 at 2:00 p.m. (local time) at the offices of O’Melveny & Myers LLP, 31/F, AIA Central, 1 Connaught Road Central, Hong Kong.
Meeting Agenda:	Please refer to the Company’s Notice of Annual General Meeting.
ADS Voting Instructions Deadline:	On or before 10:00 a.m. (New York City time) on August 29, 2011.
Deposited Securities:	Ordinary Shares, par value US$0.001 per share, of China Kanghui Holdings, a company incorporated under the laws of the Cayman Islands (the “Company”).
ADS Ratio:	Six (6) ordinary shares to one (1) ADS.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Citibank, N.A. - Hong Kong.
Deposit Agreement:	Deposit Agreement, dated as of August 16, 2010, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder.

To be counted, your Voting Instructions need to be received by the

Depositary prior to 10:00 a.m. (New York City time) on

August 29, 2011.

The Company has announced that an Annual General Meeting of Shareholders (the “Meeting”) will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise). Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. The Deposited Securities are voted as follows: (i) in the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) in the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs.

The Depositary has been advised by the Company that pursuant to its Articles of Association, voting at any meeting of Shareholders of the Company is by a show of hands unless a poll is demanded. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of ADSs. Under the Articles of Association of the Company, a poll may be demanded by the chairman of the general meeting or by any one member of the Company present in person or in the case of a member being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder (unless otherwise specified in the notice distributed to Holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except (i) in the case voting at the shareholders meeting is by show of hands, in which case the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) as contemplated in Section 4.10 of the Deposit Agreement. Notwithstanding anything else contained in Section 4.10 of the Deposit Agreement, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the American Depositary Receipts. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

Annual General Meeting of Shareholders

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 a.m. (New York City time) on August 29, 2011 for action to be taken.

2011 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

China Kanghui Holdings (the “Company”)

ADS CUSIP No.:	16890V100.
ADS Record Date:	July 25, 2011.
Meeting Specifics:	Annual General Meeting of Shareholders (the “Meeting”) - September 5, 2011 at 2:00 p.m. (local time)
at the offices of O’Melveny & Myers LLP, 31/F, AIA Central, 1 Connaught Road Central, Hong Kong.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of August 16, 2010.
Deposited Securities:	Ordinary Shares, par value US$0.001 per share, of the Company.
Custodian(s):	Citibank, N.A. - Hong Kong.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares issued under the Deposit Agreement and identified above (such American Depositary Shares, the “ADSs”), hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

The Depositary has been advised by the Company that pursuant to its Articles of Association, voting at any meeting of Shareholders of the Company is by a show of hands unless a poll is demanded. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of ADSs. Under the Articles of Association of the Company, a poll may be demanded by the chairman of the general meeting or by any one member of the Company present in person or in the case of a member being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs as follows: (i) in the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) in the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder (unless otherwise specified in the notice distributed to Holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except (i) in the case voting at the Shareholders meeting is by show of hands, in which case the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) as contemplated in Section 4.10 of the Deposit Agreement. Notwithstanding anything else contained herein, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

Agenda

1.	Re-election of Mr. Yikang Jiang as a Class A director of the Company.

2.	Re-Election of Mr. Jun Du as a Class A director of the Company.

3.	Re-Election of Ms. Shuchun Gao as a Class A director of the Company.

4.	Appointment of Ernst & Young Hua Ming as independent auditor of the Company for the fiscal year ending December 31, 2011.

5.	Amendment of the 2010 Share Incentive Plan to increase share limit.

6.	To transact any such other business that may properly come before the meeting.

A	Issues	China Kanghui Holdings

		For	Against	Abstain

	Resolution 1	☐	☐	☐
	Resolution 2	☐	☐	☐
	Resolution 3	☐	☐	☐
	Resolution 4	☐	☐	☐
	Resolution 5	☐	☐	☐
	Resolution 6	☐	☐	☐

B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy) / /

CHINA KANGHUI HOLDINGS

No.1-8 Tianshan Road

Xinbei District

Changzhou, Jiangsu Province 213022, People’s Republic of China

PROXY STATEMENT

This proxy statement is furnished in connection with a solicitation of proxies by the Board of Directors of China Kanghui Holdings, a Cayman Islands company (the “Company”), to be used at our annual general meeting of shareholders to be held on September 5, 2011 at 2:00 p.m., local time, or at any adjournment or postponement thereof. The annual general meeting will be held at the offices of O’Melveny & Myers LLP, 31/F, AIA Central, 1 Connaught Road Central, Hong Kong.

Revocability of Proxies or Voting Instruction Cards

As a shareholder executing a proxy or a beneficial holder of American Depositary Shares (“ADSs”) executing a Voting Instruction Card, you may revoke it before it is exercised by delivering a written notice of revocation or a duly executed proxy or Voting Instruction Card bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of China Kanghui Holdings, if you hold our ordinary shares, or to Citibank N.A., if you beneficially hold ADSs, at least two hours before the commencement of the meeting (or the adjourned meeting).

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on July 25, 2011 (“Shareholders”) are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of June 30, 2011, 59,388,948 of our ordinary shares, par value US$0.001 per share, were issued and outstanding, approximately 81,632,652 of which were represented by ADSs. Two (2) Shareholders present in person or by proxy, or in the case of a corporation, by its duly authorized representative, and holding shares representing in the aggregate not less than one-third in nominal value of our total issued voting shares throughout the meeting shall form a quorum for all purposes.

Voting and Solicitation

Shareholders are entitled to one vote for each ordinary share held on a poll vote. At the annual general meeting every Shareholder present in person or by proxy, or in the case of a corporation, by its duly authorized representative, may vote the ordinary shares held by such Shareholder. Each proposal put to a vote at the meeting shall be decided by a show of hands unless a poll is duly demanded. If a poll is duly demanded, the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

We will bear the costs of soliciting proxies. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

If you properly cast your vote by executing and returning the enclosed form of proxy (and if your proxy is not subsequently revoked), the ordinary shares you hold will be voted at the annual general meeting in accordance with your instructions. If you do not give specific instructions, or in the case of broker’s non-votes, the ordinary shares will not be counted towards a quorum or for any purpose in determining whether a proposal is approved. Abstentions are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal.

Voting by Holders of American Depositary Shares

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card to all ADS holders of record at the close of business on July 25, 2011 (“ADS Holders”). If you wish Citibank, N.A., to vote or cause to be voted the ordinary shares represented by your ADSs, in accordance with your instructions, you must execute and forward to Citibank, N.A. the Voting Instruction Card.

As the holder of record for all the ordinary shares represented by the ADSs, only Citibank, N.A. may vote those ordinary shares at the annual general meeting.

Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote ordinary shares other than in accordance with instructions received from ADS Holders. If (i) the enclosed Voting Instruction Card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction Card is improperly completed, Citibank, N.A. will deem such holder of ADSs to have instructed Citibank, N.A to vote in favor of each item set forth in the voting instructions. In order to be valid, the Voting Instruction Card must be forwarded to Citibank, N.A. as soon as possible and arrive no later than 48 hours prior to the meeting. However, Citibank, N.A. and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, you may have no recourse.

PROPOSALS 1, 2 AND 3

ELECTION OF DIRECTORS

According to Article 87 of our Articles of Association, our directors are divided into three classes, designated as Class A, Class B and Class C directors. At the first annual general meeting after the adoption of our Articles of Association, all Class A Directors shall retire from office and be eligible for re-election. We now hereby nominate Mr. Yikang Jiang, Mr. Jun Du and Ms. Shuchun Gao, each being a Class A director and shall retire from office at the annual general meeting, for re-election as a Class A Director at the 2011 annual general meeting. The directors to be re-elected will hold office for a three year term and until expiration of the term of office, such director’s successor is elected and is duly qualified, or until such director’s disqualification in accordance with our Articles of Association.

The Board of Directors has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, the persons named in the enclosed form of proxy intend to vote the ordinary shares they represent for the election of such substitute nominee as the Board of Directors may recommend.

The names of our director nominees and their biographies are as follows:

Name	Age	Position
Yikang Jiang	58	Chairman
Jun Du	53	Director
Shuchun Gao	46	Independent Director

Mr. Yikang Jiang is our founder and has served as the chairman of our Board of Directors since 2006. He was the general manager of our subsidiary Changzhou Kanghui since its foundation in 1997 until 2006, and has been the chief executive officer of Changzhou Kangdi Medical Stapler Co., Ltd., a company related to us, since 2006. Mr. Jiang is an executive director of the China Association of Medical Devices Industry and vice president of its Surgical Implants Professional Committee. He is also a vice president of Changzhou Xinbei District Industry and Commerce Association and was awarded the honor of “Changzhou Star Entreprenuer” in 2008 and 2009. Mr. Jiang was a people’s representative at the 14th Changzhou People’s Congress and is an executive director of the Changzhou Xinbei Committee of Chinese People’s Political Consultative Conference.

Mr. Jun Du has served as our director since 2006. He has been working with our subsidiary Changzhou Kanghui as our deputy compliance officer since 2002. Prior to joining us, Mr. Du was the founder of Zhangjiagang Kangjian Medical Co., Ltd. and served as its general manager from 1993 to 2002. Mr. Du worked as a workshop manager of Zhangjiagang Kinglu Group from 1977 to 1993.

Ms. Shuchun Gao has served as our independent director since August of 2011. Ms. Gao has served as the chief executive officer of Shenyang Tim-high Development Of New Materials Co., Ltd. In September of 2000, prior to joining Shenyang Tim-high Development Of New Materials Co., Ltd., Ms. Gao served as an engineer in Shenyang Vacuum Institute. From September 1987 to September 1992, Ms. Gao was the foreign trade merchandiser of Shenyang Commercial Corporation. Ms. Gao received her doctorate in Materials Science and Engineering at Dongbei University in 2008, her MBA at California American University in 2001 and her MPA in Liaoning University in 2000.

Each director will be elected by an affirmative vote of a simple majority of the ordinary shares held by Shareholders present in person or represented by proxy and voting at the annual general meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” OF EACH OF PROPOSALS 1, 2 AND 3, THE ELECTIONS OF THE NOMINEES NAMED ABOVE.

PROPOSAL 4

AMENDMENT OF THE 2010 SHARE INCENTIVE PLAN

TO INCREASE SHARE LIMIT

Our Board of Directors and compensation committee have determined that it is in the best interest of the Company and its shareholders to amend the Company’s 2010 Share Incentive Plan (the “Plan”) to increase the maximum number of ordinary shares authorized to be issued pursuant to awards under the Plan (the “Share Limit”). As of June 30, 2011, we have outstanding 2,240,000 stock options granted under the Plan, and have 1,827,169 ordinary shares remaining for further award grant under the Plan. Our Board of Directors and compensation committee propose that we increase the Share Limit by 11,726,539 shares so that, if approved, the Share Limit will be 15,793,708 ordinary shares (the “Plan Amendment”). The principal features of the Plan are summarized below and are qualified in their entirety by preference to the full text of the Plan, which was filed with the Securities and Exchange Commission on July 23, 2010. as Exhibit 10.1 to our Registration Statement on Form F-1 and is also available upon written request to our investor relations department at No.1-8 Tianshan Road, Xinbei District Changzhou, Jiangsu Province 213022, People’s Republic of China.

Description of the 2010 Share Incentive Plan

We adopted the Plan in connection with our initial public offering in 2010. The Plan permits awards of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses, phantom stock, stock units, dividend equivalents, performance stock and similar awards.

Awards granted under the Plan vest at the discretion of the Board of Directors. To date, the vesting term of the options and restricted shares granted under the Plan has ranged from one to four years.

The Board of Directors believes that stock incentive plans form part of a comprehensive compensation package that provides the Company with an opportunity to communicate its goals and standards of performance, attract and retain talented individuals, and achieve continued success and growth. The Company believes it can build shareholder value by motivating valuable employees, rewarding individual performance and developing long-term employee commitment through ownership of Company stock.

The affirmative vote of a simple majority of the ordinary shares held by Shareholders present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4, THE AMENDMENT OF THE 2010 SHARE INCENTIVE PLAN TO INCREASE THE SHARE LIMIT TO BE 15,793,708 ORDINARY SHARES.

PROPOSAL 5

APPOINTMENT OF INDEPENDENT AUDITOR

Our audit committee recommends, and our Board of Directors concurs with, the ratification of the appointment of Ernst & Young Hua Ming as our independent auditor for the fiscal year ending December 31, 2011. Ernst & Young Hua Ming has served as our independent auditor since 2010.

This is an advisory vote to ratify Ernst & Young Hua Ming’s appointment as our independent auditor and it is not binding upon the Company. In the event our shareholders fail to vote in favor of the appointment, our audit committee will reconsider its selection. Even if the Shareholders vote in favor of the appointment, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our Company and Shareholders.

The affirmative vote of a simple majority of the ordinary shares held by Shareholders present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 5, THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG HUA MING AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR 2011.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

Yikang Jiang
Chairman of the Board

August 2, 2011